EXHIBIT 99.1

UMEWORLD LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2014 AND SEPTEMBER 30, 2013
(Unaudited)
(All amounts in US Dollars)

	March 31, 2014	September 30, 2013
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$939,909	$1,249,984
Accounts Receivable	19,950	162,539
Deposit	9,713	9,735
Prepayment	15,682	16,179
TOTAL CURRENT ASSETS	985,254	1,438,437
NON-CURRENT ASSETS
Property, plant and equipment, net	18,077	20,518
Loan Receivables	201,016	0
Deferred Charges	511,171	544,080
TOTAL NON-CURRENT ASSETS	730,264	564,598
TOTAL ASSETS	1,715,518	2,003,035

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	397,362	335,901
Unearned Revenue	407,017	407,937
TOTAL CURRENT LIABILITIES	804,379	743,838
NON-CURRENT LIABILITIES
Notes Payable	1,154,800	941,616
TOTAL LIABILITIES	1,959,179	1,685,454

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2013; March 31, 2014 - 89,036,000	8,904	8,904
Additional paid-in capital	22,043,516	22,043,516
Deficit	(22,473,674)	(21,904,789)
Accumulated Other Comprehensive Loss	(2,175)	(2,041)
Non-controlling Interest	179,768	171,991
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(243,661)	317,581
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,715,518	$2,003,035

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended March 31, 2014	3 months ended March 31, 2013	6 months ended March 31, 2014	6 months ended March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

License Fees and Royalties	$0	$90,000	$0	$460,329
Total Revenues	$0	$90,000	$0	$460,329
General and Administrative Expenses	308,406	95,031	526,561	191,788
Depreciation	1,206	0	2,410	0
Gain/(Loss) from Operations	(309,612)	(5,031)	(528, 971)	268,541
OTHER INCOME
Other Income	(4)	2,962	13,361	6,493
Interest Income	114	373	273	817
OTHER EXPENSES
Interest Expense, net	23,350	22,467	45,737	46,862
Gain/(Loss) before Income Taxes	(332,852)	(24,163)	(561,074)	228,989
Income Tax	-	-	-	-
Net Gain/(Loss)	(332,852)	(24,163)	(561,074)	228,989
Net Income/(Loss) attributable to Non-controlling interests	(3,904)	(3,905)	(7,810)	(7,813)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(336,756)	(28,068)	(568,884)	221,176
Comprehensive Loss
Net Gain/(Loss)	(336,756)	(24,163)	(568,884)	228,989
Translation Adjustment	(168)	(1,650)	47	3,403
Comprehensive Gain/(Loss)	(336,924)	(25,813)	(568,837)	232,392
Less: Comprehensive Loss Attributable to Non-Controlling Interests	53	(330)	10	(681)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(336,871)	(26,143)	(568,827)	231,711
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0038)	$(0.0003)	$(0.0064)	$0.0026
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000	89,036,000

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
AS OF MARCH 31, 2014 AND SEPTEMBER 30, 2013
(UNAUDITED)
(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2012 (Audit)	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-controlling interest							15,620	15,620
Net Loss for the period					(19,658,287)	(19,658,287)		(19,658,287)
Completion of VIE			162,655			162,655		162,655
Redomicile to BVI			(16,687,499)		16,876,422	188,923		188,923
Balance as of September 30, 2013 (Audit)	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Foreign Currency Translation				(134)		(134)	(33)	(167)
Non-controlling interest							7,810	7,810
Net Gain/(Loss) for the period					(568,885)	(568,885)		(568,885)
Balance as of March 31, 2014	89,036,000	$8,904	$22,043,516	$(2,175)	$(22,473,674)	$(423,429)	$179,768	$(243,661)

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended March 31, 2014	3 months ended March 31, 2013	6 months ended March 31, 2014	6 months ended March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(332,852)	$(24,163)	$(561,074)	$228,989
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,206	0	2,410	0
Deposit	38	0	(22)	0
Machinery & Equipment written off		0	0	0
Non-Controlling Interest	3,828	10,070	7,777	11,215
Changes in assets and liabilities:
Deferred Charges	20,283	0	32,909	0
Decrease/(Increase) in prepayment	(217)	3,219	497	(1,043)
Decrease/(Increase) in accounts receivable	52,382	6,866	142,589	(143,608)
Decrease/(Increase) in loan receivable	(1,016)	1,773	(201,016)	(11,048)
(Decrease)/Increase in accounts payable and accrued liabilities	67,037	(8,358)	60,541	13,857
(Decrease)/Increase in accrued interest on notes payable	2,619	10,765	11,791	15,235

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(186,692)	172	(503,598)	113,597

CASH FLOWS FROM INVESTING ACTIVITIES
Sold of Machinery & Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance / (cancellation) of Common Stock			0	0
Issuance (repayment) of Notes Payable, net	22,001	(29,135)	213,184	(96,530)

NET CASH PROVIDED BY FINANCING ACTIVITIES	22,001	(29,135)	213,184	(96,530)

Effect of exchange rate changes on cash and cash equivalents	(23,793)	(1,650)	(19,661)	3,719

NET (DECREASE)/INCREASE IN CASH	(188,484)	(30,613)	(310,075)	20,786

CASH, and cash equivalents, beginning of period	1,128,393	55,741	1,249,984	4,342

CASH, and cash equivalents, end of period	$939,909	$25,128	$939,909	$25,128

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$1,492	$0	$13,175